Exhibit 99.1

2026 Code of Business Conduct and Ethics Compliance As amended August 4, 2026

4	Overview

5	Main Sections of the Code

Why Ethics Matter

Ethics in The Workplace

Ethics in Your Business Relationships

Conflicts of Interest

Handling Information

Ethics and The Law

A Final Word

6	Why Ethics Matter

Why Ethics Matter to You and the Company

The Purpose of this Code

Application of the Code

Conflicts of Interest and Ethics

What if Someone Violates the Code?

Where to Go for Help

10	Ethics in the Workplace

Our Values

Promoting Equal Opportunity

Respect, Professionalism and Responsibility

Keep Your Workplace Safe

Keep Your Workplace Secure

Freedom of Association

Human Rights

Human Trafficking and Slavery

Expectations Relating to Business Partners

12	Ethics in Your Business Relationships

Protect and Enhance the Company’s Reputation

Treat Others Honestly and Fairly

Take Care in Government and Political Dealings

Working with Industry Groups and Others

Handling Media Questions

Working with Suppliers

Third-Party Requests for Endorsements

16	Conflicts of Interest

Steps You Can Take to Help Prevent Conflicts or the Appearance of Conflicts of Interest

Deal at Arm’s Length with Suppliers and other Counterparties

Follow Company Policy about Family Members

Bribery and Kickbacks are Prohibited

Be Careful about Gifts and Shared Business Entertainment

Be Careful about Personal Benefits

Giving in an Ethical Manner

Invest in an Ethical Manner

Working for Competitors May Jeopardize the Company

External Directorships

Use Caution Regarding Outside Positions

Protect Corporate Opportunities

Protect the Company’s Name, Reputation and Assets

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25	Handling Information: Protect Personal and Confidential Information

Follow Disclosure Requirements

Respect Copyrighted Materials

Keep Full and Accurate Records

Use Communication Systems and Services for Business

Social Media

29	Ethics and the Law

Know and Comply with the Law

Manage Assets Properly

Identify and Report Fraud

Duty to Report

Reminder: Reporting Any Illegal or Unethical Behaviour

31	A Final Word

Other Policies

Further Helpful Information

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Overview

Manulife’s Commitment to Ethical Conduct. The Manulife Financial Corporation (Manulife) Code of Business Conduct and Ethics (the “Code”) affirms the Company’s commitment to ethical conduct and its practice of complying with all applicable laws. It is the obligation of all of us to comply with the Code. In addition, it is each employee’s responsibility to identify, disclose, and avoid potential or actual conflicts of interest.

Become Familiar with the Code. We must all be thoroughly familiar with its provisions and conduct ourselves according to both the letter and the spirit of the Code. With a long tradition of uncompromising dedication to the highest standards of business conduct, Manulife enjoys a reputation of unquestioned integrity and honesty. This reputation is among our most valuable assets, and we must protect it.

Complete Code Training. We must all complete the Code training, both initially when joining the Company, and annually thereafter. Failure to complete the Code training, regulatory compliance training, or any other mandatory training assigned to you within the prescribed timeframes, may result in further action up to and including termination of employment.

Code Guidance is Principles-Based. The Code is meant to provide principles-based guidance for our daily conduct at work. It is not meant to be a compendium of all rules or of all Manulife policies that govern our behaviour. Nevertheless, specific provisions are included to help illustrate certain principles and to address general governance needs where necessary.

Code Governance and Oversight. The Code is reviewed annually, with input from colleagues across functions. The Global Chief Compliance Officer and General Counsel have oversight of the Code, and the Code is reviewed and approved annually by Manulife’s Board of Directors.

For purposes of this Code, the “Company” or “Manulife” means Manulife Financial Corporation and its subsidiaries.

Questions? Reach Out to Key Contacts. If you have any questions related to the Code or its provisions, please ask your manager, your HR partner or a member of the Global Compliance function (listed at the end of the Code). You can also email the Global Compliance Office (GlobalComplianceOffice@manulife.com) or Employee Relations (Global_Employee_Relations@manulife.com).

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Main Sections of the Code

Why Ethics Matter

This section outlines the Code’s purpose, its application, and the way to handle specific questions and concerns under the Code, including those relating to accounting and auditing matters.

Ethics in The Workplace

This section explains how Manulife’s values guide every aspect of the Company’s operations. It is the obligation of every individual to whom this Code applies to be familiar with, and vigilant about, the application of the Code to our day-to-day operations.

Ethics in Your Business Relationships

The critical issues addressed in this section include fairness and honesty in our interactions with customers, compliance with applicable laws and the special concerns that can arise when giving gifts or other things of value to government officials. In addition, lobbying and campaign finance issues, certain antitrust concerns, and the manner in which media inquiries should be handled are also included in this section.

Conflicts of Interest

One of the main issues dealt with in the Code is how to scrupulously avoid actual conflicts of interest. This section addresses potential conflicts which may arise in a variety of situations, including:

●	The giving and receiving of gifts and entertainment;
●	Participating in Company transactions that could potentially benefit an employee, officer, director, agent, representative or their family;
●	The hiring of family members;
●	Outside employment; and
●	Outside activities.

The section also addresses the treatment of inside information, the prohibition on speculative trading and insider trading, the protection of Company opportunities, and the proper use of the Company name.

Handling Information

This section discusses the need to avoid inappropriate or otherwise unauthorized disclosure of Company information or information received by the Company to ensure that our interests and the privacy of our applicants, policyholders, claimants, borrowers, employees, contingent workers, representatives, investors and other relevant parties are protected. The section also addresses our duty to maintain accurate records and to comply with disclosure and intellectual property laws. Finally, there is a discussion on the use of Company communications systems, including email, telephone, and Internet access, as well as the prohibition on the unauthorized disclosure of Company information via social media, Internet chat rooms and other electronic means.

Ethics and The Law

The need to know and comply with all applicable laws, rules and regulations, including the obligation to fully and truthfully cooperate with internal and external investigations, as well as to follow internal controls, is discussed in this section. The duty to report suspected fraud, theft, and other dishonest conduct is also stressed.

A Final Word

This section reinforces the importance of appropriate conduct and good judgment in maintaining Manulife’s good reputation. Company policies related to ethics are also listed here.

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Why Ethics Matter

At Manulife, we value our good name and strive to maintain high standards of integrity in everything we do.

Why Ethics Matter to You and the Company

Acting Ethically is Always the Right Thing to Do. First and foremost, acting ethically is always the right thing to do. Second, operating in an ethical manner is essential to our success. Our customers, investors, employees, and other stakeholders rely on us to be honest and fair. We must behave ethically in the communities where we operate to maintain the confidence of all our stakeholders and ultimately to keep their business. It is in our best interest to set high standards for ourselves at all times and to align ourselves with agents, representatives, suppliers, and business associates who have similar high standards of business conduct.

The Purpose of this Code

Standards for Ethical Behaviour. This Code provides standards for ethical behaviour when representing the Company and when dealing with customers, investors, employees, contingent workers, field representatives, external suppliers, competitors, government authorities and the public.

Application of the Code

Directors, Officers, Employees and Others Expected to Follow the Code. Manulife’s Code of Business Conduct and Ethics applies to directors, officers and employees of Manulife and its subsidiaries. Sales representatives, third party business associates, contractors, agents and all individuals with certain duties and obligations to the Company are also expected to abide by all applicable provisions of the Code and adhere to the principles and values set out in the Code when representing Manulife to the public or performing services for, or on behalf of, Manulife. This Code is available on the Company’s external website and internally on MFCentral, the Global Policy Database, and the Ethics Hotline landing page. It is also available in print upon request.

Conflicts of Interest and Ethics

Actual Personal Conflicts of Interest Are Not Waived, Potential Conflicts May Be Managed. Manulife does not waive actual conflicts of interest under any circumstances. Any potential conflicts of interest, including but not limited to the appearance of a conflict of interest, must be managed to preclude the potential conflict of interest from becoming an actual conflict of interest. It is the duty of each of us – Officers, Directors, employees and contingent workers – to identify and avoid any conflicts of interest. Typical controls include clear and complete disclosure of the potential conflict of interest to Compliance and recusal from any decision-making relating to the situation giving rise to the potential conflict of interest. Failure to meet this standard may result in discipline up to and including termination of any relationship with the Company.

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Other Policies to Consult and Follow. At the end of each section is a list of related Company policies you should refer to for more information. These Company policies should be consulted to determine their applicability to any given Segment, subsidiary, or affiliate.

Waivers for Some Very Limited Exceptional Circumstances Only. Like the prohibition on actual conflicts of interest, certain additional provisions of this Code may never be waived; for example, the duty to always act in an ethical manner. Except for actual conflicts of interest, waivers to any part of the Code, while unusual, may only be granted in exceptional circumstances. For employees below the level of Vice President, such waivers may only be granted with the explicit written approval of the Global Chief Compliance Officer. For directors and employees at the level of Vice President and above, any such waiver will be granted only upon approval by the Manulife Board of Directors or Board Committee and will be disclosed promptly as required by law or stock exchange regulation.

What if Someone Violates the Code?

Consequences for Violating the Code. All our activities must be able to withstand close scrutiny. To protect Manulife’s good name, the Company may discipline and/or terminate its relationship or affiliation with any director, officer, employee, contingent worker, representative, associate, or supplier who breaches this Code or any related Company policy. If a violation of the Code also violates the law, you may also be subject to prosecution.

Referring Matters to Law Enforcement, Regulators or Others. Unless prohibited under local law, where the Company has reason to believe that an individual’s violation of the Code constitutes criminal conduct, Manulife may, in addition to terminating the individual’s relationship with Manulife (e.g., an individual’s employment, contract, or engagement with Manulife) without notice, refer the matter to law enforcement, disclose the matter to a regulator or self-regulatory organization and disclose (internally and/or externally) relevant facts underlying the conduct and the Company’s remedial measures.

Where to Go for Help

Ask First, Act Later. It is critical that all of us who represent Manulife and its subsidiaries use good judgment and common sense. It is the best way to ensure that our Company continues to meet high standards of business conduct. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach questions and concerns. If you are unsure of what to do in any situation, seek guidance before you act. Always ask first, act later.

Disciplinary Action Can Include Termination Failure to comply with the Code can result in disciplinary action up to and including termination of employment/relationship/ affiliation with Manulife.

Retaliation for Good Faith Reports of Illegal or Unethical Behaviour Strictly Prohibited. You may report suspected or potential illegal or unethical behaviour without fear of retaliation. The Company absolutely prohibits retaliation of any kind for good faith reports of illegal or unethical behaviour.

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Presumption of Good Faith Reporting. All reports are presumed to be made in good faith. No report will be found to have been made in bad faith without clear and convincing evidence of bad faith.

When to Speak Up and With Whom. Speak to your manager, your Segment or Function Compliance Officer, a member of the Law Department or a member of the People & Communications Department if you have:

●	Doubts about a particular situation;
●	Questions or concerns about a business practice;
●	Questions about potential conflicts of interest or the appearance thereof; or
●	Concerns about potential or suspected illegal, unprofessional, fraudulent or other unethical behaviour.
●	Threats stemming from suspected undue influence, foreign interference and malicious activity, defined as:
○	Undue influence includes situations where a person or entity engages, with malicious intent, in actions, behaviours, deception or the use of power to impact actions, decisions, or behaviours in their own or another’s interests. Undue influence can originate from foreign or domestic actors and may have national security implications.
○	Foreign interference includes activities that are within or relating to Canada, detrimental to the interests and security of Canada, and are clandestine or deceptive or involve a threat to any person, including attempts to covertly influence, intimidate, manipulate, interfere, corrupt, or discredit individuals, organizations, and governments to further the interests of a foreign state-or-non-state actor.
○	Malicious activity includes actions taken with the intent of causing harm including theft, coercion, fraud, manipulation of information or disruptions that are otherwise illegal, malicious, clandestine, or deceptive in nature. Malicious activity can originate from foreign or domestic actors and may have national security implications.

Reporting on the Ethics Hotline. Suspected unethical, unprofessional, illegal, fraudulent or other questionable behaviour, including any concern with respect to auditing and accounting matters, may also be reported by calling a confidential toll-free Ethics Hotline or at www. manulifeethics.com. Ethics Hotline telephone numbers can be found on the Manulife Ethics website. Suspected undue influence, foreign interference and malicious activity may also be reported via the Ethics Hotline by selecting the “Foreign Interference” reporting category. The Ethics Hotline system allows for two-way communication, and you may also use this process to pose questions to the Compliance Office. Ethics Hotline communications may be anonymous if the reporter chooses.

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Escalation Point for Hotline Matters Not Addressed. If you feel that your questions or concerns have not been appropriately addressed, you should direct your complaint to the Manulife Global Chief Compliance Officer or the Manulife General Counsel, whose contact information is available on MFCentral.

Who Can Use the Hotline. While the Ethics Hotline is intended primarily for the use of employees, third parties (e.g., shareholders, vendors, suppliers, subadvisers, etc.) may also report suspected unethical, unprofessional, illegal, or fraudulent activity. Concerns received via the Ethics Hotline related to auditing or accounting matters will be forwarded to Manulife’s Audit Committee by the Global Chief Compliance Officer.

Board Governance and Independence. Members of Manulife’s Board of Directors should direct any questions or concerns about the scope or applicability of this Code to the Manulife General Counsel. In addition, to maintain the independence of Manulife’s Board of Directors, the Board and its committees may retain outside advisors as they deem necessary. Individual Manulife directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee with prior approval from the Manulife Corporate Governance & Nominating Committee.

Guidance for Non-Management Directors of Manulife Subsidiaries. Non-management directors of Manulife subsidiaries should direct any questions or concerns regarding this Code, its scope or its applicability to the General Counsel, or to the person holding a similar position, for the entity on whose Board they serve.

While a code of conduct can provide principles of behaviour and some general rules, it cannot cover every situation. Ethics sometimes come down to a personal decision. To help you make the right choice, ask yourself the following questions:

●	Is this legal?
●	Is it fair?
●	Is it the right thing to do?
●	Is it in line with Manulife’s Culture and its Values?
●	Would I want other people to know I did it?
●	How would I feel if I read about it in the news?
●	How will I feel about myself if I do it?
●	What would I tell a family member or a close friend to do in a similar situation?

Where to Go for Help with human resources Matters. The best avenue for a human resources matter is to speak with AskHR, your People Partner or Employee Relations.

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Ethics in the Workplace

We cannot have a positive and productive workplace unless we treat each other with respect, trust and professionalism. Each of us must help create and maintain a healthy, secure environment that values contributions and encourages learning.

Our Values

Values are the guiding principles that represent how we operate and help us define how we work together. They inform our actions and how we interact with each other and our customers.

●	Obsess about customers
●	Do the right thing
●	Think big
●	Get it done together
●	Own it
●	Share your humanity

Promoting Equal Opportunity

Inclusion at Manulife. Inclusion is foundational to our success. We strive to create an environment where colleagues, customers, and stakeholders feel valued, respected, and connected—driving stronger collaboration, innovation, and performance across our business. We are committed to fair recruitment, hiring, retention, advancement and compensation, and access to training, and we administer all of our practices and programs without discrimination on the basis of race, ancestry, place of origin, colour, ethnic origin, citizenship, religion or religious beliefs, creed, sex (including pregnancy and pregnancy-related conditions), sexual orientation, genetic characteristics, veteran status, gender identity, gender expression, age, marital status, family status, disability, or any other ground protected by applicable law.

Respect, Professionalism and Responsibility

Behave Respectfully, Professionally, and Responsibly. When we communicate with each other, we must be open, honest, respectful, and professional. It is important to behave respectfully, professionally, and responsibly when representing Manulife, when interacting with our colleagues, when attending Manulife events, when dealing with clients or potential clients, and in all business activities.

Discrimination, Harassment, and Violence in the Workplace are Strictly Prohibited. The Company strictly prohibits discrimination, harassment, and violence in the workplace. If you experience, observe, or become aware of this behaviour you should speak up. You can speak directly to the individual engaged in the behaviour, or report the conduct to your manager/supervisor, or People Partner, to Employee Relations, or by calling our confidential toll-free Ethics Hotline or at www.manulifeethics. com (anonymously if you so choose). In short, if you see something, report it. The Company absolutely prohibits retaliation of any kind for good faith reports of suspected violations of the Discrimination, Harassment, and Workplace Violence Policy (please refer to this policy for more guidance).

Professionalism means conducting oneself with responsibility, integrity, accountability and excellence. Often, professionalism requires a level of judgment. If you’re facing a situation where you’re not sure what course of action professionalism requires, ask yourself the following questions:

●	Could someone reasonably perceive this as being unprofessional?
●	Will others be upset or offended by this conduct?
●	Am I taking into consideration how others will respond?
●	Would I want other people to know I did it?
●	How would I feel if I told a family member that I did this?

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Keep Your Workplace Safe

A Safe and Healthy Work Environment for All. Manulife provides a safe and healthy work environment for all employees.

Report Safety Concerns to Your Manager or Facilities Management.

Protection of employees from injury or occupational illness is a significant ongoing commitment on the part of the Company. All employees have a responsibility to help ensure that the Company is complying with health, safety and environmental laws and regulations by reporting accidents, potential hazards and other concerns immediately to your manager or the facilities management in your area. For more guidance refer to the Global Health and Safety Policy.

Keep Your Workplace Secure

Protecting Company Property and Assets. It is critical that we protect both individual and Company property and assets, including threats stemming from undue influence, foreign interference, and malicious activity.

Report Loss, Misuse or Theft to a Manager or Security Personnel.

While Manulife takes physical and cyber security measures, we must all be part of the security process. If you know of any situation or incident that could lead to the loss, misuse or theft of Company property or individual property, report it immediately to a manager or to security personnel.

Freedom of Association

Employee Freedom of Association Protected. The Code of Conduct will not be interpreted or applied to interfere with employee rights to self-organize, form, join, or assist labour organizations, to bargain collectively through representatives of their choosing, or to engage in other concerted activities for the purpose of collective bargaining or other mutual aid or protection, or to refrain from engaging in such activities.

While the Company firmly believes work-related issues can be best resolved through internal channels, nothing in this policy is designed to interfere with, restrain, or prevent employee communications regarding wages, hours or other terms and conditions of employment.

Human Rights

Respecting and Promoting Human Rights. Manulife is firmly committed to respecting human rights in our business operations and relationships, including our supply chain. Respect for human rights is embedded in our values, our decision-making, and our expectations of ourselves and our partners. You can read more about our Human Rights statement on our website here.

Human Trafficking and Slavery

Helping to Eradicate Human Trafficking and Related Activities. Manulife is committed to doing its part to help eradicate human trafficking and strictly prohibits directors, officers, employees, subcontractors, subcontractor employees, and agents from engaging in human trafficking-related activities. Prohibited activities include, among others, engaging in sex trafficking, procuring commercial sex acts, using force, fraud, or coercion to subject a person to involuntary servitude, or obtaining labour from a person by threats of serious harm to that person or another person.

We are guided by standards such as those in the United Nations Guiding Principles on Business and Human Rights, the United Nations Universal Declaration of Human Rights, and the International Labour Organization’s (ILO) Core Conventions regarding forms of child labour, forced labour, freedom of association, the right to organize and bargain collectively, and the elimination of discrimination with respect to employment and occupation.

Expectations Relating to Business Partners

Business Partners Expected to Adhere to our Ethical Standards. We expect our business partners to adhere to ethical business conduct consistent with our own and are committed to working with our partners to meet this common goal. These expectations include ethical behaviour by our partners, a prohibition on bribery and corruption and a commitment to eradicate human trafficking.

For more guidance refer to the Manulife Vendor Code of Conduct.

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Ethics in Your Business Relationships

Our business depends on sound relationships with customers, the community, other organizations, and our stakeholders.

We maintain these relationships by taking extra care when giving or receiving gifts, when producing materials for customers and others, and when sharing information with outside individuals and organizations.

Protect and Enhance the Company’s Reputation

Protecting the Company’s Reputation. All individuals to whom this Code applies must conduct their business activities in a manner that protects and enhances the Company’s reputation. The risk of damage to our reputation must be a key consideration in assessing and engaging in any business relationship, transaction or activity. Any incident with the potential to harm our reputation is of high priority, and senior management is to be alerted.

Treat Others Honestly and Fairly

High Standards of Honesty, Fairness, and Courtesy. We believe embedding a strong risk culture and fostering ethical conduct across Manulife is essential to uphold our reputation and the trust of our customers. Our commitment to treating customers fairly and ensuring good customer interactions and outcomes extends across the business lifecycle, including product development, distribution, claims, addressing complaints, investigating potential misconduct and assessing product performance. We must treat customers with high standards of honesty, fairness, and courtesy. Customers must be able to voice their concerns easily, and we must deal with complaints and disputes fairly and quickly. The materials we provide to customers, investors, and other stakeholders must be accurate, factual, clear, and meet high standards of professionalism. Advertising and sales materials must be factual, easy to understand, and based on the principles of fair dealing and good faith. All promotional efforts, illustrations of products, and marketing concepts must be factual. For more guidance, refer to Manulife’s Conduct Risk Framework.

Guidance on Company Materials. We seek competitive advantage through superior performance, never through unethical or illegal business practices.

In short, we seek to outperform our competitors fairly and honestly. The materials we provide to customers, investors, and other stakeholders must meet high standards of professionalism. Advertising and sales materials must be factual, easy to understand, and based on the principles of fair dealing and good faith. All promotional efforts, illustrations of products, and marketing concepts must be factual.

Additional Guidance. We must be careful not to mislead customers, investors, or other stakeholders about the financial status, products or services of the Company or its competitors. We must never make statements about competitors that are untrue. We must never make promises

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the Company cannot keep. No director, officer, employee, representative or other associate of the Company should take unfair advantage of anyone, including customers, investors, other stakeholders, suppliers, or competitors. Taking unfair advantage includes: manipulation, concealment, abuse of Confidential Information, misrepresentation of material facts and any other unfair dealing.

“Tie-In” Sales are Prohibited. No officer, employee or temporary or contract worker should require the sale of a product or service as part of the purchase or sale of a separate product or service. These so-called “tie-in” sales are illegal in many jurisdictions and are best avoided by offering distinct products separately and marketing each on its own merits.

Comply with Local Laws, Rules, and Regulations. Notwithstanding our commitment to appreciate the cultures and business customs of the countries and communities in which we operate, we must follow our corporate standards of ethical business conduct and ensure compliance with applicable laws, rules and regulations in the jurisdictions where we do business.

Take Care in Government and Political Dealings

Guidance on Government and Political Dealings. We must take special care to use our corporate positions responsibly when dealing with government agencies and representatives. This is especially true in relation to the political process. It is important that we comply with all laws and regulations that apply when offering to provide entertainment, meals, nominal gifts, gratuities and other items of value to any employee or representative of federal, provincial, state or local governments or state-owned enterprises, or when accepting such items of value from any employee or representative of federal, provincial, state or local governments or state-owned enterprises.

Government Official Defined

The term Government Official is defined very broadly and may include hospital doctors and administrators, journalists, employees of state-owned or state-controlled enterprises, including public hospitals, in certain jurisdictions.

Items of Value Defined Items of value include, but are not limited to, gifts, entertainment, tickets to sporting or entertainment events, charitable donations, offers of employment or other engagements or relationships with the Company (e.g., offering a paid or even unpaid internship to a foreign official or a relative of a foreign official).

Giving or Accepting Significant Items of Value to or from Government Officials is Prohibited. The giving or accepting of “significant items of value” to a government official, party official, or an employee of a state-owned enterprise, including gifts, entertainment, charitable donations, employment opportunities, or the payment of expenses for, or on behalf of, public officials or a public entity, is prohibited.

Furthermore, the giving or receiving of items of value is governed by a complicated array of regulations which vary from jurisdiction to jurisdiction; therefore, before making any expenditure for, or on behalf of, public officials or a public entity you must contact your Segment Chief Legal Officer or Segment Chief Compliance Officer for explicit approval. This includes, but is not limited to, expenditures for travel, sponsorships, and conferences. You may also seek concurrence from Government Relations as required.

Officers and Employees Cannot Represent Themselves as Company Spokespeople Without Proper Authorization. While the Company expresses views on local and national issues that affect its operations, officers and employees cannot represent themselves as Company spokespeople without proper authorization. Questions regarding whether authorization has been properly given should be referred to the Global Chief Compliance Officer, or Government Relations.

Personal Political Contributions. The Company respects and supports the right of every individual to participate in the political process. However, the Company will not provide reimbursement for any political contributions made by any individual, including the purchase of tickets to political fundraising events such as dinners. These are to be handled personally by the employee. Similarly, if an individual chooses to volunteer in support of a political campaign, they must do so after work, on weekends or during vacation leaves and not during regular working hours.

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Many jurisdictions have prohibitions such as the U.S. ‘Pay to Play’ rules that may require pre-clearance for political contributions and other activities. If you have any questions in this area, please contact your Segment or Function Chief Compliance Officer.

Approval Required for Payment on Behalf of the Company. No director, officer, employee or Company representative may make or authorize any payment by or on behalf of the Company to any political party, organization, committee, candidate or public official, or in connection with any political caucus, convention or election, except as permitted by law and approved by the Law Department or Compliance such as your Segment or Function Chief Legal Officer or Segment or Function Chief Compliance Officer. You may also seek concurrence from Government Relations as required. Under applicable laws, prohibited Company contributions and expenditures include the donation of Company funds, the use of Company facilities, including office space and equipment, as well as the donation of the services of Company employees to the campaign committee of a candidate.

The Company’s general policy is that it will not make any political contributions.

Lobbying Activity on Behalf of the Company Not Permitted Without Specific Authorization. You must not engage in any lobbying activities on behalf of the Company unless you first obtain specific authorization from the Law Department or Compliance, such as your Segment or Function Chief Legal Officer or Segment or Function Chief Compliance Officer. You may also seek concurrence from Government Relations as required.

Payment or Transfers of Anything of Value to Public Officials Without Approval Strictly Prohibited. In addition, no officer or employee may make or authorize any payment or transfer of anything of value to any foreign public official (including employees of state-owned enterprises or political parties) except as may be permitted by applicable law and approved by the Law Department or Compliance, such as your Segment or Function Chief Legal Officer or Segment or Function Chief Compliance Officer. You may also seek concurrence from Government Relations as required. If there is any remaining concern about whether the expenditure is allowed under the Code, the matter may be escalated to the Global Chief Compliance Officer or Government Relations.

Working with Industry Groups and Others

Share Information Responsibly with Industry Groups and Others. Memberships in business organizations can increase the effectiveness of individuals, the Company, and our industry. The Company encourages membership in such organizations, especially those that strive to improve the industry.

It is a normal part of these memberships to share aggregated, statistical, and policy information. However, we need to ensure that we do not exchange confidential corporate information that could jeopardize the Company’s competitive position.

Seek Law Department Advice When Interacting with Competitors. In addition, the Company is subject to antitrust and trade regulation laws in many jurisdictions. Generally, these laws prohibit discussions, agreements or understandings with any competitor that relate to pricing, customers, products, services, policies, underwriting

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standards, territory allocation or a boycott or refusal to deal with any third party. Company representatives whose duties bring them in contact with representatives of competing companies must be especially cautious. If sensitive information is raised by a competitor in the presence of a Company representative, every reasonable effort must be made to terminate the conversation, and the Company representative must promptly report the incident to the Segment Law Department, such as your Segment or Function Chief Legal Officer. When participating in any exchange of information with competitors, including any statistical survey, advice from the Segment Law Department should be sought.

Handling Media Questions

Refer Media Questions to Communications Departments. The media play an important role in helping inform the public about Manulife, its products, and services. Communications departments within each Segment or geographic location are responsible for communicating official Company positions to the media. You must direct all media inquiries to these Communications departments.

Working with Suppliers

Choose Suppliers Through Fair Competition. Manulife is committed to fair competition in all its dealings with suppliers. It is important to communicate the Company’s requirements clearly and uniformly to all potential suppliers. Choose suppliers on the basis of merit, competitiveness, price, reliability, and reputation.

You must not suggest or imply to a supplier that the Company’s patronage depends on the supplier becoming a customer or on the supplier continuing to make purchases from the Company.

Third-Party Requests for Endorsements

Senior Officer Approval Required for Third-Party Endorsement from Manulife. If a third-party (e.g., affiliated vendor, supplier, vendor sponsorship partner or any other entity or individual) asks you to endorse a product or service using the Company name or your position as a Company representative or asks to use any Company Brand or logo, you must obtain approval from the relevant senior officer at the Executive Leadership Team (ELT) level and engage Brand (Brand@manulife.com) to obtain all required approvals.

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Conflicts of Interest

Conflicts of Interest Defined. A conflict of interest occurs when your individual interest or an organizational interest interferes in any way with the interests of the Company, its clients or its customers.

In addition to being the right thing to do, in certain business lines, such as Manulife’s Global Wealth and Asset Management Segment, Manulife businesses may have an additional explicit fiduciary obligation (sometimes referred to as a “duty of care”) to put their client’s interests ahead of its own. A conflict situation can arise when you take actions, have interests, or are involved in outside activities that make it difficult to perform Company work objectively and effectively, or affect your judgment to act in the best interest of customers, investors and other stakeholders.

Organizational Conflicts May Be Managed; Personal Conflicts Are Prohibited. Conflicts can also take on different forms depending upon the context in which they arise. The two main forms we see in most contexts are: organizational conflicts of interest and personal conflicts of interest.

Actual Personal Conflicts of Interest are Prohibited. Manulife strictly prohibits actual personal conflicts of interest. Unlike actual personal conflicts of interest, organizational conflicts of interest can be addressed through a variety of means including full and proper disclosure, the implementation of mitigating controls, or the avoidance of the conflict altogether.

Organizational conflicts of interest occur when Manulife (or an affiliated party), as an organization, has an interest that may cause a reasonable person to question the objectivity of a business decision and whether that decision is in the best interest of its clients and customers. Personal conflicts of interest arise when an individual’s personal interest (or their family members) could adversely affect that individual’s objectivity and decision-making related to their work for the Company. For example: An individual would face a personal conflict of interest when a particular decision they have the control to make could directly or indirectly provide them (or someone close to them) with a personal financial gain.

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Takeaway: Disclose. Disclose. Disclose. If you’re facing a situation that may pose or appears to pose a conflict of interest, disclose the situation to Compliance and a compliance colleague will review your disclosure and make an assessment on next steps. Proper disclosure can be made in one of three ways: Update your Conflict of Interest Disclosure Questionnaire with Compliance Ask Compliance for guidance. Send an email to GlobalComplianceOffice@ manulife.com.

Conflicts of Interest have Damaging Consequences and Must Be Avoided. Conflicts of interest damage the trust between you, the public, and the Company. We all must be vigilant in this regard, and must avoid all interactions, relationships, or situations that could reasonably give rise to a conflict of interest or the appearance of a conflict of interest.

Situations that Create the Appearance of a Conflict Should be Handled as if an Actual Conflict Existed. The appearance of a conflict raises the same ethical concerns as an actual conflict of interest and should be treated with the same level of caution. The appearance of a conflict, like situations that give rise to the appearance of impropriety, has the potential to suggest that unethical conduct may be occurring and may impact Manulife’s reputation with its customers and regulators. If you’re not sure whether the situation you are facing gives rise to the appearance of a conflict or the appearance of impropriety, ask yourself, “What would someone outside of this situation think about it?” If the answer is that someone could reasonably think that something unethical may be occurring, or that a conflict exists, then you are facing a situation that gives rise to the appearance of impropriety or the appearance of a conflict.

Steps You Can Take to Help Prevent

Conflicts or the Appearance of

Conflicts of Interest

Always Disclose Potential Conflicts.

Disclose. Disclose. Disclose. To help prevent conflicts or the appearance of conflicts, you must update your Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Questionnaire annually. You are also responsible for updating the Questionnaire as your circumstances change during the year. In disclosing a potential conflict of interest, you are required to fully and truthfully provide all relevant details, including information that may not have been requested, but that may have an impact on the evaluation of the potential conflict of interest.

Report Potential Conflicts to Your Manager and Recuse Yourself from the Conflicted Situation. If an actual conflict, potential conflict or the appearance of a conflict of interest arises, in addition to updating your Conflict of Interest Disclosure Questionnaire, report it immediately to your manager. If an actual conflict of interest arises unexpectedly, in addition to reporting the matter to your manager, you must immediately recuse yourself from any decision-making relating to the situation giving rise to the conflict of interest.

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Compliance and Legal Review Potential Conflicts and Help Determine Appropriate Action. Once a potential conflict of interest is disclosed, the Law Department and Compliance examine the facts and circumstances related to the disclosure to determine whether a potential or actual conflict of interest exists. As outlined above in the section “Why Ethics Matter,” Manulife does not waive actual conflicts of interest under any circumstances. In some cases, potential conflicts of interest can be managed if the right controls are implemented, but only if also properly disclosed. Other controls include recusal from any decision-making relating to the situation giving rise to the potential conflict of interest.

If in Doubt, Consult the Compliance Office. If you need further advice, consult the procedures described in the section of this Code titled “Where to go for help.” When in doubt about whether a situation poses a potential conflict of interest, consult the Compliance Office (GlobalComplianceOffice@manulife.com) or your Segment or Function Chief Compliance Officer.

Quick Conflicts Check

Identifying potential conflicts of interest involves a level of judgment. To help you identify a conflict ask yourself the following questions:

●	Does the situation present competing interests?
●	Could this be perceived as impacting my judgment in any way?
●	Could this be perceived as trying to influence a certain outcome?
●	Does this situation create a potential benefit for me (including people close to me) personally?
●	Have I disclosed that potential benefit to the Company?
●	Am I still able to act in the best interest of Manulife, customers, investors, and other stakeholders?
●	Would I be comfortable with this situation if it happened to someone else?
●	Would I be comfortable if the details of the situation were made public (i.e., in media outlets)?

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The following are some of the most common areas of potential conflicts of interest, but the most reliable guideline is your own common sense.

Deal at Arm’s Length with Suppliers and other Counterparties

Be Aware of Potential Conflicts of Interest with Supplier and Counterparty Relationships. You must not be associated in any way with agreements between the Company and suppliers in which you or a member of your immediate family have an interest, or which might result in any personal gain or benefit to you or to any member of your family. In addition, you must not engage in transactions or other business decision making relating to suppliers, vendors, customers or other business relationships that may benefit you or a member of your immediate family, without seeking explicit written authorization from a supervisor in your reporting chain, who must be at least AVP level, and updating your Conflict of Interest Disclosure Questionnaire. A supervisor may authorize such a relationship only after consulting with Compliance and determining that there is no actual conflict of interest.

Follow Company Policy about Family Members

Avoiding Conflicts of Interest with Hiring, Transferring or Managing Family Members. In some situations, hiring, transferring, or managing family members can lead to conflicts of interest, potential for collusion, unethical employment practices, and the appearance of special treatment. Family members must not be in positions that give them direct or indirect supervisory authority over another family member in any context. Any potential conflicts must be avoided or managed in consultation with Compliance.

Business Areas Must be Aware of Family Member Relationships Internally. Family members in certain identified business units and job functions could create the appearance of and/or the potential for collusion and theoretical fraudulent activity. Business areas must be aware of these situations to ensure proper controls are in place to mitigate this risk.

Definition of Family Members. For purposes of the Code, family members include: spouse (as defined for benefit purposes), domestic partner, significant other, children, grandchildren, siblings, parents, grandparents, aunts, uncles, nieces, nephews, cousins, in-law relationships and step or common-law/ in-law relationships. For more guidance, refer to the Global Hiring Policy. When in doubt, send an email to the Compliance Office (GlobalComplianceOffice@ manulife.com) or consult your Segment of Function Chief Compliance Officer.

Disclosure Requirements for Intimate Personal Relationships that Create Conflicts of Interest. Intimate personal relationships between co-workers can also create conflicts of interest or the appearance of special treatment. Any intimate personal relationship that develops between an employee and their manager or any person who is in an actual or perceived position of power or influence or who could provide input on their performance or career should be immediately reported to Employee Relations or their HR Business Partner so that controls (including but not limited to changing the reporting lines) may be put in place to avoid an actual conflict of interest.

Bribery and Kickbacks are Prohibited

Bribery and Kickbacks Strictly Prohibited. Manulife does not allow unfair business practices such as bribery, kickbacks or illegal insurance rebating (while certain forms of special pricing and insurance rebating are permitted in some jurisdictions we operate in, generally illegal rebating may be a type of kickback defined under relevant local law as illegally returning a portion of the premium or the commission on the premium to the insured or other illegal inducements to place business with a specific insurer). These prohibited practices are against Company policy in all places where we conduct business.

Bribery is generally defined as: offering, giving, soliciting, or receiving anything of value to influence the actions of another person or entity. A Kickback is generally defined as a negotiated form of bribery in which payment is made to someone who facilitated a transaction, situation, or outcome.

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Be Careful about Gifts and Shared Business Entertainment

Offers of gifts and entertainment are courtesies common among business partners. However, offering, soliciting, or accepting gifts, entertainment, gratuities or other benefits can be mistaken for improper payments. For this reason, the guidelines below must be followed.

Defining Gifts and Entertainment. Gifts and shared business entertainment are treated differently. Remember, if the donor is not present for the entertainment event, then it is generally a gift.

Rules for Company Officers, Employees, and their Family Members. Officers and employees or their family members must not receive money or any item of value, including the promise of employment or future business from any third party in connection with the officer’s or employee’s participation in any Company transaction. Officer compensation, other than Company wages, bonus, pension or benefits, may be regulated by law and requires approval by a Segment Head.

Additional Rules for Company Officers to Follow. Company officers may not have any interest in commissions or other compensation based on premiums or consideration payable to the Company on any policy or contract of insurance unless the policy or contract was written and effective prior to the officer’s appointment. In addition to the rules noted below, a director, officer, or employee may not give or receive any gift or form of gift, gratuity, or entertainment to or from anyone with whom the Company has, or is likely to have, any business dealings, if the gift or entertainment could reasonably be perceived as an attempt to influence the recipient’s judgment. For example, a director, officer, or employee should never solicit a gift, gratuity or shared business entertainment from a current or prospective business partner or client in exchange for a certain outcome or in circumstances where the director’s, officer’s or employee’s judgment may appear to be influenced. This also applies to charitable donations of any kind. Any charitable donations made by current or prospective business partners or clients must be appropriate.

General Guidance for Employees

The giving and receiving of gifts or shared business entertainment must be in pursuit of legitimate business.

Gifts and shared business entertainment must never be solicited.

Gifts given or received should be kept to a reasonable aggregate value per person each year.

Shared business entertainment in the form of attendance at ticketed sporting and entertainment events should be limited to one event per year, per business partner.

Extra caution must be exercised for exclusive and premier sporting or entertainment events of any kind. In certain cases, attendance at high-value ticketed sporting and entertainment events for legitimate business purposes may be considered with reimbursement to the donor.

Employees may be asked to participate in speaking engagements, conferences, or shared business entertainment in their Manulife capacity. In these instances, lodging and transportation costs should generally be borne by Manulife. There may be circumstances when it is appropriate to accept lodging or transportation from a third-party, for example a remote location where other commercial options are not available.

For speaking engagements, it is generally acceptable to receive a waiver of conference fees, accompanying conference meals and lodging, if offered. Speaking fees should not be accepted.

Certain regulated entities have more restrictive rules regarding gifts and entertainment. Employees subject to such rules must follow them.

Questions About the Suitability of Gifts, Gratuities, Charitable Contributions or Entertainment. If the suitability of a gift, gratuity, charitable contribution, or entertainment is questionable, employees must consult the Law Department or Compliance. If there is any remaining concern about whether the gift or expenditure is allowed under the Code, the matter must be escalated to the Global Chief Compliance Officer. Additionally, Manulife directors should forward inquiries to the Manulife General Counsel. Non-management directors of Manulife’s subsidiaries should consult with the entity’s General Counsel or person holding a similar position.

Public Officials. Gifts, gratuities, or entertainment provided to public officials, including employees of state-owned enterprises and political parties, are covered in the section titled “Take Care in Government and Political Dealings.”

Insurance Customers or Prospects. In many of the jurisdictions we operate in, gifts or entertainment, including promotional items, are subject to

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insurance anti-rebating and inducement laws governing the sale of insurance and annuity products and may be prohibited. Questions regarding the application of these laws should be directed to your Segment or Function Compliance Officer.

Sales and Related Activities. Specialized rules and regulations apply to sales activities in many of the jurisdictions we operate in. For example, in the U.S., FINRA rules govern the receipt and giving of gifts involving registered representatives or broker-dealers. Questions regarding the applicability of these sales-related rules and regulations should be directed to Compliance.

Dealing with the External Auditor. No employee of Manulife should give to or receive from the External Auditors any gifts or things of value. Invitations or tickets provided to or received from the Auditor to attend or participate in events, performances, concerts and activities (sporting or otherwise) are not permitted. Reasonable business-related meals are allowed but should not be extravagant and should have a specific business purpose and rationale. Additional guidance is outlined in the Auditor Independence Policy.

Be Careful about Personal Benefits

Personal Benefits to You or Your Family Member Can Create a Conflict of Interest. Conflicts of interest may arise if you or your family member receive a personal benefit as a result of your position in the Company. All such personal benefits, including loans and guarantees of obligations from the Company, must be disclosed on the Company’s Code of Business Conduct and Ethics Certification and Conflict of Interest Disclosure Questionnaire and approved by the

Company. Personal loans to executive officers are prohibited unless specifically permitted by law.

Involvement in Investment Decisions Requiring Disclosure. Manulife directors, officers and employees shall not recommend or participate in any Company investment decision involving an entity in which they or any of their family members have a financial interest, unless the existence of such interest has been properly disclosed to a supervisor in their reporting chain, who must be at least AVP level, and to all those involved in all stages of the investment approval process. In addition, as with any other potential conflict of interest, the supervisor must consult with relevant compliance personnel in their Segment and determine that there is no actual conflict of interest. Manulife directors and corporate officers should also review Manulife’s Conflict of Interest Rules for Directors and Officers.

Giving in an Ethical Manner

Charitable Contributions Evaluated under Community Investment Standard. Investing in the communities we serve is an important way we drive social impact. In addition to meeting the requirements outlined elsewhere in the Code, all Community Investment contributions to charitable, non-profit or similar organizations are reviewed to help ensure they align with our values.

Invest in an Ethical Manner

Trading Manulife Securities while in Possession of Material Non-Public Information is Prohibited. Directors, officers, and employees must strictly follow all laws and regulations affecting investments. It is unethical and illegal for directors, officers and employees to buy or sell Manulife securities while in possession of material information that has not been publicly disclosed about the Company or to inform another person, except as permitted by law, of material information that has not been publicly disclosed.

In addition, it is unethical and may be illegal to buy or sell securities of another company with the benefit of your knowledge of the Company’s investment intentions or any material information that has not been publicly disclosed about that company.

Guidance Related to Prediction- Market Activity. Directors, officers and employees may not use material non public information, confidential information, or proprietary information gained through your role at Manulife for personal gain, including placing bets on prediction-market platforms. If the outcome of a prediction market question touches on something you know because of your relationship with Manulife, you are prohibited from participating.

Beware of Conflicts of Interest when Investing. Directors, officers and employees must also be cautious of potentially being in a conflict of interest where they wish to make an investment in a business entity which they know transacts business with Manulife or in which Manulife has made an investment.

Do Not Speculate in Manulife Securities. In order to comply with applicable laws and to ensure that perceptions of improper insider trading do not arise, Manulife prohibits its directors, officers and employees from speculating in Manulife securities. Speculation includes the purchase or sale of Manulife securities with the intent of reselling or

2026 Code of Business Conduct and Ethics	21

buying back in a relatively short period of time, with the expectation of a rise or fall in the market price of such securities, the buying or selling of derivatives such as put or call options on Manulife securities and short selling Manulife securities.

Additional Guidance Related to the Insurance Companies Act (Canada). Furthermore, directors, officers and insiders of the Company who directly or indirectly short sell Manulife securities or buy or sell put or call options or other derivatives on Manulife securities may be liable, pursuant to the provisions of the Insurance Companies Act (Canada), to compensate persons who suffered a loss and to compensate the Company for any benefit or advantage received because of the transaction.

Monetization of Equity Awards Before Vesting and Payment is Prohibited. The monetization of equity awards before vesting and payment by the Company is prohibited.

Refer to Manulife’s Insider Trading Policy for More Information. For further questions relating to the handling of inside information and/or the trading of Company securities or derivatives, you should refer to Manulife’s Insider Trading Policy.

Some Employees May Also Be Subject to Business-Level Codes of Ethics. Additionally, as a global financial institution, government regulators, business partners and customers expect Manulife to adopt and enforce codes and standards to proactively address the conflicts between employee personal investing and the investment activities of our businesses. Thus, certain employees who are involved directly or indirectly in Manulife’s investment businesses or have access to certain sensitive investment information are required to comply with certain business-level codes of ethics.

Business-Level Codes of Ethics Apply to Employee and Members of Their Household. These business-level codes of ethics impose disclosure obligations and limit personal investment activities in Manulife and non-Manulife securities by both the employee and members of the employee’s household. These obligations and limitations include but are not limited to: obtaining Manulife approval for certain personal securities transactions, providing Manulife with access to personal securities holdings and transaction information, limitations on the use of certain brokerage firms and limitations on certain personal investment activities.

Working for Competitors May Jeopardize the Company

Working for a Competitor Prohibited. No Manulife officer or employee may work for any organization that competes with the Company or enter into a relationship that creates a conflict of interest with the Company. This includes serving as a director, officer, trustee, partner, employee, consultant, or agent.

Report All Outside Employment or Business Activity to the Compliance Office. Employees must report all outside employment or business activity to the Compliance Office by submitting a Conflict of Interest Disclosure Questionnaire. Employees have a continuing obligation to update their Conflict of Interest Disclosure Questionnaire and submit it to the Compliance Office whenever circumstances change.

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Guidance for Directors of Manulife or its Subsidiaries. Directors of Manulife or its subsidiaries will follow their own policies relating to outside business relationships.

External Directorships

Report All Prospective External Directorships Prior to Accepting. Employees must report to the Global Compliance Office any external directorships they wish to accept. While many external directorships do not pose a conflict of interest and may not require approval, some external directorships could pose a potential conflict and/or will require approval. For that reason, before accepting an external directorship, employees must report a prospective directorship to the Global Compliance Office for review. The requirement to obtain prior approval before accepting any external directorship includes directorships on charitable boards.

External Directorships Reviewed for Potential Conflicts of Interest. The Compliance function reviews all prospective directorships to confirm that the directorship does not pose a conflict of interest, and to confirm that appropriate approvals are obtained up to and including Executive Leadership Team approval. Extra caution is undertaken as it relates to the review and approval of for-profit directorships.

Guidance on External Public Directorships. Because of the unique issues relating to serving on a publicly traded company, employees are generally not allowed to serve as directors on boards of publicly traded companies. For additional guidance, please refer to the External Directorships Standard.

Use Caution Regarding Outside Positions

Outside Positions Cannot Hamper Your Performance, Judgment or Create a Conflict of Interest. Outside work or financial involvement in external organizations can lead to conflicts of interest, which could interfere with your ability to give objective, full-time attention to your work with Manulife or could damage the Company’s reputation. Subject to applicable law, you must not engage in any other employment or take any civic, charitable, government or political position that would hamper your performance or your judgment to act in the Company’s best interest or that would create a conflict of interest. You have a continuing obligation to update your Conflict of Interest Disclosure Questionnaire and submit it to the Compliance Office whenever your circumstances change.

Protect Corporate Opportunities

Protecting Corporate Opportunities. Individuals to whom this Code applies are prohibited from: (a) benefiting from opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information or position for personal gain; and (c) competing with the Company during the term of their relationship with the Company. You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Protect the Company’s Name, Reputation and Assets

Company Name Used for Authorized Company Business Only. The name “Manulife” must be used only for authorized Company business and never for personal activities. Do not identify yourself with the

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Company while pursuing personal, political, or not-for-profit activities, unless you obtain prior approval from the Chief Compliance Officer in your Segment.

Statements About the Company Must be Honest and Accurate. An important way to protect the Company’s reputation is to always be honest and accurate when making statements when discussing the Company. False information or statements about the Company, its representatives, employees, products, or services can damage the Company’s reputation. You must not make false or misleading written or oral statements about the Company, its employees or representatives or its products and services in print, via electronic media or in person.

Guidance for Those with Access or Control Over Company Transactions and Assets. Each director, officer, employee, representative or other associate entrusted with access to or control over Company transactions and assets must ensure that each use, acquisition, or disposition of an asset by a person on behalf of the Company is undertaken with the general or specific authorization of management and is accurately and fairly recorded in reasonable detail in the Company’s books of account and record.

Intellectual Property. During the course of, or related to, your employment or provision of services to the Company, as applicable, you may be involved in the creation, development, or invention of intellectual property. Intellectual property includes but is not limited to: ideas, concepts, methods, processes, inventions, Confidential Information, and trade secrets, works of authorship, trademarks, service marks, marketing materials and designs. All such intellectual property and associated worldwide intellectual property rights, such as copyrights and patents, will be owned by the Company (and to the extent not owned by the Company will be hereby assigned to the Company). You agree you are responsible for co-operating with the Company and providing all necessary assistance to ensure that all such intellectual property and related rights become (or remain) the exclusive property of Manulife, including by providing Manulife with such assignments, waivers and other documents as may be requested.

Protecting Company Assets. We all share a responsibility to protect Company assets. All documents, records, data, equipment, and other physical property provided to you by the Company, or otherwise obtained or produced in connection with your employment with the Company, shall be or remain at all times the property of the Company. Company time, property, and services, including assets such as stationery, computers and mail services, may not be used for personal activities, except as permitted by Company policies, unless you have your manager’s specific approval. Personal activities include charitable causes. You may not remove or borrow Company property without permission. You should report any misuse of Company assets to your manager, the Law Department, Compliance, Employee Relations, your People Partner, or via the Ethics Hotline.

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Handling Information: Protect Personal and Confidential Information

Confidential Information Defined. Information is one of the Company’s most vital assets. For purposes of this Code of Conduct, “Confidential Information” includes all non-public information that might be of use to competitors or harmful to the Company or our customers or other stakeholders if disclosed.

Confidential Information includes: (a) all proprietary and Confidential Information relating to the business and affairs of Manulife, whether in writing, oral, or some other format, including but not limited to, financial information, data, pricing, strategies, reports, forecasts, inventions, improvements and other intellectual property, trade secrets, know-how, designs, processes or formulae, software, market or sales information, customer information, client lists, business plans and prospects and opportunities that have been discussed or considered by Manulife (such as possible acquisitions or dispositions of businesses or facilities); (b) all information that is covered by protected categories such as Personally Identifiable Information, Protected Health Information and other specific regulations; and (c) all information that Manulife is obligated to maintain as confidential or that Manulife may receive or has received from others with any understanding, express or implied, that it will not be disclosed.

Handling Information Carefully. It is important that you understand how sensitive this information is and how significant it is for competitiveness and individual privacy. In the course of regular business, we collect a substantial amount of information about our applicants, customers, claimants, borrowers, employees, representatives, investors, and business partners. We must handle this information with the greatest care to merit their confidence and protect their privacy.

Keep Information Secure, In Confidence and Use for Purposes Collected. Any Confidential Information acquired, or otherwise accessed in any way, by employees in the course of their employment must be kept secure, in confidence and used consistent with the purposes for which it was collected.

Use Discretion when Discussing Company Business in Public Places. It is important to use discretion when discussing Company business in public places such as elevators, restaurants, and airplanes, or when using public or cellular phones, the Internet and fax machines.

Laws or Company Policies Requiring Disclosure. Confidential Information may be disclosed to those who have a right to the information or when the law requires disclosure, or otherwise in accordance with applicable Company policies.

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Obtain Authorization from the Law Department or Compliance Before Disclosure. If you are required for legitimate business purposes to disclose Confidential Information to any person outside the Company, authorization must be obtained from your Segment or Function Chief Legal Officer or Segment or Function Chief Compliance Officer or their designee.

Communication with Regulators and Law Enforcement. Nothing in this Code of Conduct should be construed as prohibiting communication with any regulator or law enforcement, either voluntarily or in response to a regulatory or law enforcement inquiry. Please note that the dissemination of certain information received from certain regulators may be restricted by the regulator providing the information. Any question in this area may be directed to the Global Chief Compliance Officer or through the Ethics Hotline. Reports to the Ethics Hotline may also be made anonymously.

When You Leave the Company, Confidential Information Stays with the Company. You have a duty to protect both personal and Confidential Information even after your employment with, provision or services to, or placement with the Company, as applicable, ends. In this regard, you must not retain access to or take any Company files or Confidential Information in any form with you when you leave the Company.

Follow Disclosure Requirements

Manulife is required to make disclosures about its financial condition and business activity on a timely and broadly disseminated basis and without being unduly optimistic on prospects for future company performance. The Company makes such disclosures through authorized spokespersons or authorized filings. The key principles of disclosure are:

●	All materials must be broadly disseminated in a timely manner.
●	Disclosure must be understandable, accurate and balanced, and avoid any misrepresentation of the Company and its finances.
●	Disclosure must be accomplished consistently during both good news and bad.
●	All legitimate requests for information should be treated equally.

Employees must refer all inquiries from the financial community, shareholders, and media to an authorized spokesperson.

For more guidance refer to the Disclosure Policy and Disclosure Policy Guideline.

Respect Copyrighted Materials

Be Aware of Copyright Rules. Copyright laws protect many materials you use in the course of your work as an employee or representative of Manulife. A few examples are computer software, books, audio, video, music and multimedia recordings, trade journals, cartoons, newspapers and magazines, digital images, and photographs. There may also be copyrights on presentation slides, training materials, management models, and problem-solving frameworks produced by outside consultants. It is illegal to copy, share, post, reproduce, distribute, or alter copyrighted material in either print or digital format without the permission of the copyright owner or authorized agent.

Comply with Copyrights and Comply with License Agreements. You must also comply with the copyrights on software installed on your office computer and on the computer storage areas you control. You may not copy, install or otherwise use software in a manner that violates the

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license agreement for that software.

Keep Full and Accurate Records

Guidance on Keeping Full and Accurate Records. The Company requires full and accurate records to meet its legal and financial obligations and to manage its business properly. All Company books, financial reports, expense accounts, time sheets, administrative records and other similar documents must be completed accurately, honestly and in accordance with Company procedures. Making false, fictitious, misleading, or inappropriate entries with respect to any transaction of the Company or the disposition of any of the Company’s assets is prohibited, and no director, officer, employee, representative or other associate may engage in any transaction that requires or contemplates the making of false, fictitious, misleading or inappropriate entries. You are responsible for the accuracy and completeness of any reports or records you create or maintain. Undisclosed or unrecorded assets, liabilities, revenues, or expenses are prohibited.

Comply with Company’s Records Management Policies. Furthermore, all directors, officers, employees, representatives, and other associates must comply with the Company’s records management policies. These policies describe how long documents and records (whether in print or electronic form) must be maintained in order to facilitate the Company’s ongoing operations and to satisfy financial, legal, and regulatory retention requirements. These policies also provide directions for the proper disposal of records that have been kept for the required periods. In accordance with these policies, in the event of litigation or governmental investigation, please consult your Segment Law Department, such as your Segment or Function Chief Legal Officer.

Use Communication Systems and Services for Business

Company Communications Systems Are for Business Use Only. Company communications systems, which include all computer and telecommunications equipment the Company owns or leases as well as all remote computing services used by the Company, including the Internet, as well as Company email and email addresses, are intended to be used for business purposes.

Employees Must Use Company- Approved Systems. Employees must use communication systems and devices in a professional manner and must not engage in any activity which does not comply with the Code. Company business must be conducted using Company-approved systems and networks and Company-approved remote access procedures.

Occasional Personal Use of Company Communications Systems Limited. Occasional personal use of Company communications systems is permitted when the use does not:

●	interfere with the user’s work performance;
●	distract other individuals from their job responsibilities;
●	unduly impact the operation of Company systems or processes; or
●	violate any provisions of this Code or any other Company policy.

Rules on Using Company Communications Systems. All Company communications systems (including but not limited to email, instant messages,

collaboration messages, voice mail, as well as data on these systems) are the Company’s property. Authorized individuals may periodically check these systems to correct network problems, pursuant to regulatory requirements or otherwise and/or to ensure they are being properly used and secure. You cannot expect any personal privacy for communications that you send, receive, or store on these systems.

Requirements Relating to Recording Standards within the Manulife Workplace. The Global Recording Standard is designed to protect the Company’s confidential information and foster an open and professional work environment by outlining requirements as it relates to the recording and transcription of conversations, meetings, and other communications. As a general matter, recording is not permitted without the prior consent of all participants, and surreptitious recording is prohibited; all parties should be informed of the intent to record and/or transcribe and the purpose of the recording; and permitted recordings must be stored securely, align with the Global Records Retention Policy regarding retention timeframes, and protected from unauthorized access. Unless a recording and/or transcription is permitted, and approval is obtained under the Standard, it is prohibited. For additional guidance, please refer to the Global Recording Standard.

Guidance on Using Emerging Technologies and Artificial Intelligence. Emerging technologies, such as artificial intelligence capabilities, present exciting opportunities and use cases across our businesses and functions. The Company remains committed to living our values in all that we do, and our Responsible AI Principles guide how we design, develop,

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and deploy AI solutions. While the usage of newly created technologies and services can be of great value, employees must only use company-approved AI and Machine Learning (ML) tools. Employees are responsible for maintaining the privacy and security of our confidential and proprietary information when using AI tools. Employees are also accountable for the outputs from their use of AI tools and are responsible for verifying accuracy of AI outputs. Additionally, the Company manages access to other third-party AI/ML tools through several internal control processes such as the Model Risk Management process. Please speak with your manager and follow internal processes for any work with emerging technologies.

Solicitation or Distribution on Company Communications Systems of Non-Work-Related Materials Not Allowed. Company communications systems are for business use only and are not intended for employees to solicit or distribute information that is not work-related. In addition to creating potential conflicts of interest, distributing non-work-related materials during work time reduces productivity and may pose a security or fraud concern. Any exceptions to this must be approved by the Segment or Function Chief Compliance Officer and/or Legal Officer.

Illegal Gambling in the Workplace Prohibited. Company communications systems should never be used for gambling. The Company prohibits gambling in the workplace. This includes, but is not limited to, the wagering of money or other valuables on the outcome of events, such as sport pools, raffles, card games, and dice games. Any drawings, contests, or similar activities must be approved by the People & Communications Department, the Law Department and/or Compliance to ensure such activities do not constitute illegal gambling.

Social Media

Social Media Usage. Manulife and its subsidiaries recognize that social media is an important tool to use to connect with others in interactive discussions, share information, and advance business objectives using an ever-increasing number of platforms and applications, such as Facebook, WeChat, WhatsApp, LinkedIn and X (formerly Twitter). At the same time, use of social media can pose risks to the Company’s Confidential Information, reputation and brands, and can jeopardize the Company’s compliance with applicable laws, regulations, and business rules.

Employees are Accountable for What They Post Online. Postings/ communications made through social media are or can become public, and they may be difficult or impossible to rescind. Employees are accountable for what they post online and must follow the Company’s Electronic Communications Standard, which provides guidance on authorized business and personal social media use. Note that paid sponsorships for social media are considered outside employment/ business activity and must be reported to the Compliance Office by submitting a Conflict of Interest Disclosure Questionnaire and seek approval.

Social Media Monitoring. Please note that the Company monitors social media sites for discussion of the Company, our business, and our fellow employees.

Additional Guidance. For more guidance, refer to the Global Social Media Policy.

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Ethics and the Law

Consequences for Potential Criminal Conduct.

Manulife is committed to operating within the laws and regulations of every jurisdiction in which it operates. If an intentional violation of the Code also involves potential criminal conduct, unless prohibited under local law, Manulife may, in addition to terminating an individual’s relationship with the Company without notice, refer the matter to law enforcement, disclose the matter to a regulator or self-regulatory organization and disclose (internal and/or external) relevant facts underlying the conduct and the Company’s remedial measures.

Know and Comply with the Law

Know and Follow the Laws that Affect Your Work. You are required to understand the laws that affect your work and make sure your business conduct complies with those laws. You must promptly report violations and always act in accordance with this Code and other applicable Company policies.

Manulife’s Compliance Management Program. A formal compliance management program is in place at Manulife. It is designed to promote consistent management and monitoring of compliance with laws and regulations in all Company operations. If you have questions or concerns relating to compliance, consult the procedures described in the section of this Code titled “Where to go for help.”

Membership in a Professional Association. If you belong to a professional association, you are also expected to abide by that association’s governing rules of professional responsibility and conduct in the performance of your job. Where there are potential conflicts of interest, send an email to the Compliance Office (GlobalComplianceOffice@manulife.com) or consult Compliance.

Manage Assets Properly

Customer Funds Handled in a Trustworthy Manner. Customers expect that the money they entrust to the Company will be handled responsibly. If you have access to customer funds, you must make sure customer funds are handled in a trustworthy manner. Every Segment has procedures and standards to help protect and account for all funds under management and to prevent carelessness, fraud, or dishonesty.

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Identify and Report Fraud

Fraud is a broad and evolving risk that manifests in multiple forms across the organization. It encompasses external (e.g., third party/vendor, agent/broker, customer fraud) and internal (e.g., misappropriation of Manulife or customer funds), all involving acts of deception for unauthorized gain or creating a loss).

Examples include:

●	Misuse or misappropriation of funds, assets, or other resources
●	Misrepresentation, falsification, or omission of information
●	Forgery or alteration of documents.

Reporting Expectations

Each segment or business unit must establish and maintain reporting protocols aligned to their operating environment.

●	Typically, the first line reports incidents to the relevant Anti-Fraud Operations function
●	Risk and Compliance functions must be engaged, as appropriate, to provide guidance and support

All employees are required to promptly identify and report suspected fraud in accordance with established protocols.

Duty to Report

All Colleagues (employees, agents, contractors, suppliers, and vendors while engaged in Company activity) have a shared responsibility in safeguarding the Company against dishonest conduct, including financial crimes such as fraud, money laundering, terrorist financing, sanctions breaches, bribery, corruption, and other illicit activities.

It is management’s responsibility to ensure a culture of compliance with adequate controls is in place to deter, detect, mitigate, and report these types of risks, but everyone in the Company plays a critical role in this effort. If a Colleague becomes aware of, or reasonably suspects, any activity that may be unlawful, unethical, or inconsistent with Company policies or regulatory obligations, they have a duty to promptly report it through appropriate channels, including their immediate supervisor, Compliance, or the Ethics Hotline.

Colleagues are expected to report concerns in good faith, regardless of seniority or business impact, and have a duty to fully and truthfully cooperate with any investigation pertaining to Company matters. The Company is committed to a speak up culture and prohibits retaliation against individuals who report concerns in good faith.

Reminder: Reporting Any Illegal or Unethical Behaviour

Duty to Report. You have a duty to report suspected or potential illegal or unethical behaviour and to seek input when you are in doubt about the best course of action in a particular situation. Consult the procedures described in the section of this Code titled “Where to go for help” on reporting any suspected or potential illegal or unethical behaviour.

The Company Prohibits Retaliation for Good Faith Reports. As outlined above, you may report suspected or potential illegal or unethical behaviour without fear of retaliation. The Company absolutely prohibits retaliation of any kind for good faith reports of suspected or potential illegal or unethical behaviour. In addition, directors, officers, employees, representatives, agents and other associates are expected to fully and truthfully cooperate in internal investigations of alleged misconduct.

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A Final Word

Manulife’s reputation is the result of more than 130 years of dedication, quality service, and ethical dealings. Keeping our good reputation depends directly on the decisions you make every day.

This Code of Business Conduct and Ethics provides standards and sets high expectations for directors, officers, employees, representatives, suppliers and other associates, as well as those providing services to the Company. Subject to the approval of the MFC Audit Committee, the Company may modify the Code at any time, as appropriate.

However, as emphasized in the Code, your own good judgment is most important in ensuring that Manulife remains an ethical company.

Other Policies

The Company has related policies to help you deal with ethical issues, including on topics related to Anti-Fraud, Anti-Money Laundering and Anti-Terrorist Financing, Information Security, Privacy, Social Media, Reputation Risk, Conduct Risk, Insider Trading, among others. Policy owners must ensure key Company policies are included in the Global Policy Database, reviewed regularly for effectiveness, and kept up to date. Segments may also maintain Segment-level policies or standards.

Clawback Policy. Finally, please also note that all executives at the Vice President level and above are required to comply with the clawback policy,

under which the Board has the discretion to cancel unvested incentive awards and/or clawback vested and/or paid incentive awards, as applicable, in the event of your fraud, theft, embezzlement or serious misconduct (which includes, but is not limited to, dishonesty or a breach of company policy to the material detriment of Manulife’s or John Hancock’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. In this paragraph, “incentive awards” include vested, unvested and/or paid AIP payments, RSUs, PSUs, DSUs and/ or Stock Options.

Further Helpful Information

If you wish to ask questions about the Code or report suspected misconduct, you may reach out or raise your concerns to your manager, Legal, Compliance, your People Partner or Employee Relations and for those seeking to remain anonymous, you may contact Manulife’s Ethics Hotline. Manulife’s Ethics Hotline is available 24 hours per day, seven days per week. You may report suspected or potential illegal or unethical behaviour without any fear of retaliation.

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Contact the hotline at: www.manulifeethics.com or 866-294-9534.

If you have a question or concern, you may contact the Compliance Office at: GlobalComplianceOffice@manulife.com or the following Compliance Office staff:

Sören Seitz

Global Chief Compliance Officer

Soeren_Seitz@manulife.com

Tiff Palmer

VP & Chief Ethics Officer

Tiffany_Palmer@manulife.com

Wendy Ennis

Global Chief Financial Crimes and Anti-Money Laundering Officer

Wendy_Ennis@manulife.com

Christine Au-Yeung

AVP, Ethics Office

Christine_Au-Yeung@jhancock.com

Robin Pak

AVP & Senior Counsel, Ethics Office

RobinPak@jhancock.com

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